L-1 Identity Solutions, Inc.

177 Broad Street

Stamford, CT 06901

August 28, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jay Ingram

Re:	L-1 Identity Solutions, Inc. Registration Statement on Form S-3
Filed August 5, 2008
File No. 333-152762

Ladies and Gentlemen:

L-1 Identity Solutions, Inc. (the “Company”) submitted the above referenced Registration Statement on Form S-3 (File No. 333-152762) (the “Initial Registration Statement”) and it was accepted for filing on August 5, 2008 at 8:53 a.m. (EST).

We realized soon after filing the above-referenced matter that we had incorrectly tagged the filing type as S-3 instead of S-3 ASR. Upon this realization, we immediately filed a Registration Statement on Form S-3 ASR (File No 333-152783) on August 5, 2008 at 5:25 p.m. (EST).

As per your instructions, and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company respectfully requests that the Commission withdraw the Company's Initial Registration Statement on Form S-3.

The Company represents that no securities have been resold in connection with the offering pursuant to the Initial Registration Statement.

If you have any questions or need anything else regarding this matter, please feel free to contact me at 203 504 1100 or Marita A. Makinen at 212 310 8239. Thank you.

Sincerely yours,

  /s/  Vincent D’Angelo

Vincent D’Angelo

Senior Vice President, Finance

and Chief Accounting Officer